## Contact

dilshodbek@gmail.com

www.linkedin.com/in/dilshodnyc (LinkedIn)

## Top Skills

Financial Analysis
Fixed Income
Derivatives

## Languages

English (Native or Bilingual)
Turkish (Native or Bilingual)
Russian (Limited Working)
Italian (Elementary)
Uzbek (Native or Bilingual)

## Certifications

Bloomberg Master Certification (Equities, Fixed Income, Commodities, and Foreign Exchange)

CFA Charterholder

8. Python Data Structures

3. Data Modeling and Regression Analysis in Business

6. Applying Data Analytics in Marketing

# Dilshod Jumaniyazov, CFA

Co-founder and CEO at Musaffa | Islamic Finance
New York, New York, United States

## Summary

Co-founder and CEO of Musaffa, a global Shariah-compliant (Halal) investment platform.

At Musaffa, our mission is to democratize Islamic Finance education and help Muslim investors worldwide pursue their financial goals through our investment, trading, and financial education platform.

• Self-motivated Chartered Financial Analyst® (CFA) with over 10+ years of experience working in the investment, financial services, and technology industry
• Skilled in Equity Research, Valuation, Financial Modeling, Risk Management, Data Science, Leadership, and Public Speaking
• Strong interests in cutting-edge technologies and their applications in Islamic Finance
• Built several trading platforms from scratch with the development team

## Experience

### Musaffa
Founder & CEO
December 2020 - Present (3 years 2 months)
New York City, New York, United States

• Set the vision for the company and define the overall strategy from launch to scale
• Drive growth, profitability, and company value
• Develop and implement scalable and efficient strategies to ensure consistent results and exponential growth
• Attract, retain, and develop world-class talent
• Cultivate a high-performing and agile team culture
• Align resources to achieve key business goals
• Own the operational budget and manage the burn rate

• Provide expert guidance to all departments, including technology, operations, sales, and product
• Building strategic partnerships and relationships to drive growth
• Establish credibility throughout the customer and partner network

### Wells Fargo
Senior Capital Markets Analyst
May 2014 - August 2021 (7 years 4 months)
Greater New York City Area

• Validated new trading, hedging, and risk management applications, financial models, tools, and strategies that directly assisted traders with investment decisions and risk management
• Performed risk and P&L (profit and loss) calculations and verified the accuracy of formulas and the robustness of financial models of new trading, hedging, and risk management applications
• Run daily risk reports, independently verified risk numbers, and analyzed daily fluctuation in the value of portfolios (P&L Attribution, P&L Unexplained)
• Liaised with developers to manage IT deliverables, such as trading, hedging, and risk management applications relevant to the trading desks, and worked closely with the IT team on testing and integrating new models for trading desks

### Data Science Academy (Focused on Finance)
Founder & Data Science Instructor
August 2019 - September 2020 (1 year 2 months)
Greater New York City Area

• Trained in-person or online boot camp students, the next generation of data scientists, on various topics ranging from statistics, probability, SQL, R/python coding, data analysis, machine learning, deep learning, big data, etc.
• Developed, evaluated, and maintained cutting-edge technical content for training experiences relevant to audiences with a diverse set of educational backgrounds and industry experience
• Guided and mentored the students inside and outside of the classroom for their industry-ready projects
• Cooperated with marketing/admission teams by participating in the student enrollment/admission procedure and by developing relevant content for them
• Participated in periodic training workshops to sharpen the relevant skill-sets

### New Constructs
Equity Research Analyst
2011 - 2012 (1 year)

• Built and maintained dynamic discounted cash flow models linking together the income statement, balance sheet, and cash flow statement
• Prepared financial models and used quantitative tools to determine the intrinsic value of stocks under coverage and prepared reports for management approval based on the analysis of financial statements
• Performed economic value-based analysis of financial statements of more than 3000 companies and identified the most attractive and the most dangerous stocks for superior investment returns
• Analyzed the financial statements, footnotes, and management discussion, and analysis in 10-Ks and 10-Qs for all companies under coverage
• Translated accounting data from 10Ks and Annual Reports into economic financial statements, i.e., NOPAT, Invested Capital, and WACC, to create economic earnings models, which are necessary to understand the true profitability and valuation of companies

## Education

### University of Illinois at Urbana-Champaign
Master of Business Administration (MBA)

### CFA Institute
CFA Charterholder

### Harvard University
Professional Certificate in Data Science

### University of Tennessee, Knoxville
BS in Business Administration, Accounting and Finance